SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Wal-Mart Stores, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

May 14, 2015

Please vote AGAINST the Advisory Vote to Approve Named Executive Officer Compensation at Wal-Mart, Inc.’s (NYSE: WMT) Annual Meeting on June 5, 2015.

Dear Wal-Mart, Inc. Shareholder:

As we noted last year, and despite the Compensation, Nominations, and Governance Committee (“CNGC”)’s claim that it seeks to align pay with performance, Wal-Mart executives continue to receive outsized compensation relative to lackluster performance. According to Equilar, Wal-Mart this year ranks in the 72nd percentile for pay, but just the 40th percentile for total shareholder returns. Over the past three and five years, Equilar has given Wal-Mart's pay-performance alignment scores of -27 and -74, respectively, indicating a significant, long-term misalignment. As it has in the past, this year the Wal-Mart board’s CNGC has lowered performance targets and made numerous after-the-fact adjustments to its performance measures that have resulted in this stark divergence between pay and performance:

  Targeted levels for performance measures including Return on Investment (“ROI”), US Operating Income Growth, and Total Company Sales Growth have all been reduced – concurrent with declining performance.
  The ROI target, which is given a 50% weight in determining the vesting of Wal-Mart’s equity grants to its named executives, has been steadily reduced for the past seven years.
  Wal-Mart makes numerous adjustments to the performance measures it employs, using contradictory justifications. On the one hand, the CNGC argues that the assessment of executive performance should not be influenced by factors outside of executive control, such as global macroeconomic fluctuations. On the other, the CNGC asserts that such assessments should not reflect the effects of "store closings, restructurings, acquisitions, and dispositions." But these factors clearly are under the control of executives, and would seem to reflect their strategic acumen, business planning, and ability to execute plans successfully. Moreover, these adjustments appear to be large and almost-always raise performance on the adjusted measure relative to performance reported in the 10K.
  In FY2015, Wal-Mart’s annual Cash Incentive Plan payments provided payouts to named executives of at least 70% of target, even though the unadjusted performance on the relevant metrics was far lower. For instance, CEO Douglas McMillon received a Cash Incentive Plan payout of 75% of target - equal to 240% of annual salary - when unadjusted performance achieved only a weighted average of 24.4% of targeted performance.

While Wal-Mart announced an important initiative to raise associate pay in January 2015, the company's approach to human capital management remains unbalanced: we calculate that over the past year CEO McMillon's total direct compensation equaled approximately 1,139x the annual pay of full time sales associates (as reported by Glassdoor.com), compared to 1,142x in FY2014, and to 1,034x for previous CEO Mike Duke in FY2013. With the company’s share price now having underperformed the S&P 500 by 25 percentage points over the past 5 years, 20 percentage points over the past 3 years, and 7 percentage points in the past year alone, it is urgent for shareholders to send a clear message that a more balanced approach to human capital management is overdue.

The CtW Investment Group works with union-sponsored pension funds sponsored by affiliates of Change to Win to enhance long-term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial WMT shareholders.

Targets Fall Along With Performance

The Wal-Mart board’s CNGC has repeatedly lowered the levels of the financial metrics it targets for performance-related-pay purposes, and has done so again this year. Figure one below illustrates this problem as it relates to Return on Investment and Total Company Sales, the two metrics used to determine vesting of performance shares for Wal-Mart’s CEO:

Additionally, each of the other metrics used in the Performance Share Plan - US Sales, International Sales, and Sam's Club Sales - was lowered significantly between FY2014 and FY 2015. While the CNGC insists that it does not undermine its performance goals by lowering these targets, we find their reasoning unpersuasive. Indeed, research by Pay Governance indicates that "stretch" targets for executives appear to successfully drive outperformance,1 suggesting that Wal-Mart's lackluster growth may have resulted in part from the CNGC's failure to set and hold to genuinely demanding targets.

Adjustments to Performance Measures Further Delink Pay From Performance

Additionally, Wal-Mart adjusts the performance measures it targets both for its annual Cash Incentive Plan and for its performance share units, to exclude a variety of costs associated with store closings, restructurings, acquisitions, and dispositions, as well as to remove the effects of exchange rate fluctuations, losses and accruals related to litigation, and losses attributable to walmart.com and samsclub.com. As we note above, the CNGC's justifications for these adjustments contradict one another: if performance should only be measured based on factors under executive control, then why exclude the effects of store closings, restructurings, or Wal-Mart's online operations, since these are all clearly subject to executive control? We further note that it is common for companies with significant international operations to hedge their currency exposure, and that Wal-Mart does report holding securities for such exchange rate hedging purposes. It is not clear to us why such hedging strategies would not be under executive control, or why the effectiveness of such strategies should not affect performance evaluation for pay purposes.

Moreover, it is remarkable how frequently the adjustments made by the CNGC have a positive rather than negative effect on measured performance. Of the ten performance measures subject to adjustments across Wal-Mart's performance related pay plans, nine adjustments had the effect of raising performance, and the one negative adjustment lowered performance by only -0.29% (the positive adjustments ranged from 0.8% to 6.6%). As noted below, these adjustments substantially increased the payouts to executives relative to their likely level based on unadjusted performance.

1 Ira Kay, et. al. "Are Companies Setting Challenging Target Incentive Goals?" Pay Governance December 15, 2014.

Excessive Annual Cash Incentive Payments Given Performance Misses

In FY2015 Wal-Mart fell short of targeted performance on 8 of the 10 measures used in determining the annual Cash Incentive payments, even taking into account the significant, positive (the one negative adjustment was made to a metric used only in the Performance Share plan) adjustments to 7 of these metrics. Nevertheless, executives still received large payouts under this program: for each named executive, the payout amounted to at least 150% of salary, and for CEO McMillon it totaled 240%. These payouts would presumably have been much lower without the large, significant adjustments to these measures: for instance, Mr. McMillon's weighted average adjusted performance equaled 68% of targeted performance, and his Cash Incentive payout totaled 75% of the targeted payout. But on an unadjusted basis, the company achieved only 24.4% of the weighted average performance goals on which the CEO is evaluated for the Cash Incentive plan. There are similar, large divergences between the percentage of targeted performance achieved on an unadjusted basis and the percentage of target payout awarded to the other named executives: Mr. Foran received a 79% payout based on achieving just 31% of performance goals on an unadjusted basis (54% adjusted). Mr. Cheesewright received a 91% payout based on achievement of 29% of targeted performance on an unadjusted basis (81% adjusted).

Once again over the past year, the Wal-Mart board and the CNGC have found numerous mechanisms to delink pay from performance, and provide scant if not implausible explanations for their decisions. Consequently Wal-Mart has one of the highest CEO pay ratios in the United States, even while its same-store sales stagnate and its stock price lags. We urge you to join us in insisting that the CNGC take a new, balanced approach by Voting Against the Advisory Vote to Approve Named Executive Officer Compensation at Wal-Mart, Inc.’s (NYSE: WMT) Annual Meeting on June 5, 2015.

Dieter Waizenegger
Executive Director, CtW Investment Group